NEWS RELEASE


Symbol: LKYOF.OTC Bulletin Board


November 4, 2002


The Company wishes to announce that it has entered into a Licensing Agreement with Las Vegas From Home.com Entertainment Inc.
("Las Vegas") to jointly develop certain gaming software. Under the terms and conditions of the Licensing Agreement the Company shall pay a License fee to Las Vegas for the development costs of certain gaming software which, once completed, shall be equally owned by the Company and Las Vegas.



FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT
TELEPHONE NUMBER (604) 681-1519.


On behalf of the Board of
  Lucky 1 Enterprises Inc.

"Bedo H. Kalpakian"
___________________________
Bedo H. Kalpakian, President


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